EXHIBIT 21
SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lance Mfg. LLC (1)	North Carolina
Caronuts, Inc. (1)	North Carolina
Vista Bakery, Inc. (1)	North Carolina
Cape Cod Potato Chip Company Inc. (1)	Massachusetts
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
Lanfin Investments Inc. (2)	Ontario
Columbus Capital Acquisitions, Inc.(1)	North Carolina
Fresno Ventures, Inc. (1)	North Carolina

(1)	Lance, Inc. owns 100% of the outstanding voting equity securities.

(2)	Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.